CaliberCos Inc.

8901 E. Mountain View Rd, Ste 150

Scottsdale, Arizona 85258

September 6, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention:	Ms. Kim McManus and Ms. Stacie Gorman

Office of Real Estate and Commodities

Re:	CaliberCos Inc. (CIK 0001627282)

Withdrawal Request

Form 1-A (File No: 024-11059; Accession No.: 0001144204-19-040467)

Form 1-A/A (File No: 024-11059; Accession No.: 0001144204-19-040474)

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), CaliberCos Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Offering Statement on Form 1-A and the amendment on Form 1-A/A (File No.: 024-11059), each filed with the Commission on August 19, 2019, as thereafter amended, together with all exhibits thereto (collectively, the “Offering Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Offering Statement due to filing errors by the financial printer.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Very truly yours,

CaliberCos Inc.

/s/ Jade Leung
Jade Leung
Chief Financial Officer

cc:	John C. Loeffler II, Chief Executive Officer

Thomas J. Poletti, Esq.